                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                   (Mark One)

                 [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1997
                                       OR
              [_]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NO. 333-69437


              U.S. GENERATING COMPANY 401(K) PROFIT-SHARING PLAN
                         FOR BARGAINING UNIT EMPLOYEES

                            7500 Old Georgetown Road
                                   Suite 1300
                         Bethesda, Maryland 20814-6161

  (Full title of the plan and the address of the plan, if different from that of the issuer named below)


                                PG&E CORPORATION
                            One Market, Spear Tower
                                   Suite 2400
                            San Francisco, Ca 94105

       (Name of issuer of the securities held pursuant to the Plan of its principal executive office)

                              REQUIRED INFORMATION

1. The Statement of Net Assets Available for Plan Benefits as of September 30, 1998 and the Statement of Changes in Net Assets Available for Plan Benefits for the period from September 1, 1998 (inception) through September 30, 1998, together with supplemental schedules and the report of Arthur Andersen LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

2. The Consent of Arthur Andersen LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  U.S. GENERATING COMPANY 401(k)
                                  PROFIT-SHARING PLAN FOR
                                  BARGAINING UNIT EMPLOYEES


December 21, 1998                 By: U.S. GENERATING COMPANY, as
                                  Plan Administrator

                                  By:  /s/ STEPHEN A. HERMAN
                                       ----------------------------------
                                  Stephen A. Herman
                                  Senior Vice President and General Counsel